VIA FACSIMILE
      October 14, 2005

Robert F. Gruder
Chief Executive Officer
Stinger Systems, Inc.
1901 Roxborough Road, Suite 118
Charlotte, North Carolina 28211


Re:	Stinger Systems, Inc.
	Form S-1 Amendment No. 3
	File Nos. 333-122583
	Amended September 20, 2005


Dear Mr. Gruder:

      We have reviewed your filing and have the following comments.
Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you intend to request confidential treatment for several exhibits. Be advised that we will review this application for confidential treatment and comment accordingly in a separate letter. Please note that we will not declare your registration statement effective until your confidential treatment request is clear.

2. Please disclose the information set forth in your response to prior comment 4 in an appropriate section of the prospectus.

3. Please update your disclosure to reflect the representations made
in your recent press release dated October 10, 2005 regarding the commercial production of the projectile stun. Reconciles the statement on page 21 that "The Company does not anticipate recording revenues from Stinger sales until approximately sixty days after full
scale production commences..." with the press release that
"Stinger
.... has recorded its initial sales."

We may not be able to protect our patent rights, trademarks, and other proprietary rights, page 8

4. We note that the inventor of two of your patents has the right to refund the purchase price to you if his stock is not timely registered and convert the patent ownership back into a worldwide exclusive perpetual license. Please disclose the date by which you will be deemed in default of this registration obligation and elaborate on the consequences to your business in this event, not simply your stock price.

Our Business, page 21

5. We restate prior comments 8 and 9. Please disclose the names of your three current manufacturers as well as their responsibilities and the material terms of your contracts.

Patents and Patent Applications Owned by Stinger, page 23

6. We note your response to comment 7 of our August 19, 2005 letter, which disclosed the carrying value and purchase prices of your intangible assets. However, please disclose the purchase price of the Band-IT Design patent.

Exhibits

7. We note your response to comment 24 of our August 19, 2005 letter that the Killoy severance agreement is attached as an exhibit.
However, we are unable to locate this exhibit.  Please advise.

8. Please revise your exhibit list to identify the exhibits for which you seek confidential treatment.

MD&A - Liquidity and Capital Resources, page 16

9. Revise the second paragraph to clarify that you reported negative operating cash flows of $412,056 for the period September 24, 2004 to
December 31, 2004.

Intangible Assets, page 16

10. We have reviewed the impairment analysis you provided in response to prior comment 19. It appears to us that you should expand your disclosures related to this analysis to disclose and discuss the significant assumptions you used, including the time period when you expect to generate positive cash flows. You should also address the fact that future impairments may occur if your cash flow assumptions are not achieved. In addition, it appears to us that you should expand the disclosures related to common stock issued for goods and services, under critical accounting policies in MD&A, to more adequately address your use of pink sheet prices to determine fair value. It appears to us that the expanded disclosures should: quantify and address the volatility of your stock prices as reported on the pink sheets; discuss the magnitude and nature of your trading activity; and quantify the public float relative to total outstanding shares and address its impact on stock price volatility.

Stinger Systems Financial Statements
Consolidated Statements of Stockholders` Equity, page F-6

11. We have reviewed your response to prior comment 21 and the disclosures in your filing. It appears to us that the cancellation of the note payable to Mr. McNulty and the subsequent acquisition of patents from him were related, therefore, it remains unclear to us why you valued the shares issued to Mr. McNulty at different prices.
Based
on the information you have provided, it appears to us that it may be more appropriate to value all the shares you issued to Mr. McNulty at the price implied by the terms of the cancellation of the note payable.

Note 12 - Acquisitions, page F-21

12. We have reviewed your response to prior comment 22. You indicate that EDT had produced and sold stun guns; however, it does not appear to us that they produced a working, sellable projectile stun gun. You also indicate substantial production problems and modifications related to the technology that existed at EDT. We continue to believe that you have not adequately addressed why the intangible asset you recorded in purchase accounting would not have been more appropriately expensed as in-process R&D at the acquisition date. In addition, it appears to us that it may be appropriate to disclose and discuss the factors you considered in determining the allocation of the purchase price of EDT as a critical accounting policy in MD&A.

EDT Financial Statements
Note 1 - Organization and Summary of Significant Accounting
Policies,
Inventory, pages F-30 and F-38

13. We note the revisions that were made in response to prior comment
23. Please also revise the related inventory accounting policies on pages F-30 and F-38 so that they comply with generally accepted accounting principles.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Melinda Hooker, Staff Accountant, at (202)
551-
3732 or in her absence Anne Marie McConnell at (202) 551-3709, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or, in his absence, me at (202) 551-3767 with any other questions.


      			Sincerely,


      			Jennifer Hardy
						Branch Chief


cc:	Gary R. Henrie, Esq.
	Fax: (435) 753-1775
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Robert F. Gruder
Stinger Systems, Inc.
Page 1 of 4


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE